FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934


                           Kempsell Acquisition, Inc.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)

             Wyoming                                            Applied For
--------------------------------------------------------------------------------
  (State or other jurisdiction of                            (I.R.S. Employer
  incorporation or organization)                             Identification No.)

  C/o Wyoming Corporate Services Inc.,
  2710 Thomes Ave., Cheyenne, WY                                   82001
--------------------------------------------------------------------------------
  (Address of principal executive offices)                      (Zip Code)

                    Issuer's telephone number: (307) 632-3333


        Securities to be registered under Section 12(b) of the Act: None

           Securities to be registered under Section 12(g) of the Act:


                                  Common Stock
                                  No Par Value
                                (Title of Class)

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Included in this Registration Statement are "forward-looking" statements, as well as historical information. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that the expectations reflected in these forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in forward-looking statements as a result of certain factors, including matters described in the section titled "Risk Factors." Forward-looking statements include those that use forward-looking terminology, such as the words "anticipate," "believe," "estimate," "expect," "intend," "may," "project," "plan," "will," "shall," "should," and similar expressions, including when used in the negative. Although we believe that the expectations reflected in these forward-looking statements are reasonable and achievable, these statements involve risks and uncertainties and we cannot assure you that actual results will be consistent with these forward-looking statements. Important factors that could cause our actual results, performance or achievements to differ from these forward-looking statements include the following:

            o the availability and adequacy of our cash flow to meet our requirements,

            o economic, competitive, demographic, business and other conditions in our local and regional markets,

            o     changes or developments in laws, regulations or taxes,

            o actions taken or not taken by third-parties, including our suppliers and competitors, as well as legislative, regulatory, judicial and other governmental authorities,

            o     competition,

            o     the failure to obtain or loss of any license or permit,

            o     changes in our business and growth strategy,

            o     capital improvements or development plans,

            o the availability of additional capital to support capital improvements and development, and

            o other factors discussed under the section entitled "Risk Factors" or elsewhere in this registration statement.

All forward-looking statements attributable to us are expressly qualified in their entirety by these and other factors. We undertake no obligation to update or revise these forward-looking statements, whether to reflect events or circumstances after the date initially filed or published, to reflect the occurrence of unanticipated events or otherwise.


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

ITEM 1. DESCRIPTION OF BUSINESS.

Business Development

Kempsell Acquisition, Inc. ('we', 'us', 'our', the 'Company' or the 'Registrant') was incorporated in the State of Wyoming on November 19, 2007. Since inception, the Company has been engaged in organizational efforts and obtaining initial financing. The Company was formed as a vehicle to pursue a business combination and has made no efforts to date to identify a possible business combination. As a result, the Company has not conducted any negotiations nor entered into a letter of intent concerning any target business. The business purpose of the Company is to seek the acquisition of, or merger with, an existing operating company.

Business of Issuer

The Company, based on proposed business activities, is a 'blank check' company. The U.S. Securities and Exchange Commission (the 'SEC') defines those companies as 'any development stage company that is issuing a penny stock, within the meaning of Section 3 (a)(51) of the Exchange Act of 1934, as amended, (the 'Exchange Act') and that has no specific business plan or purpose, or has indicated that its business plan is to merge with an unidentified company or companies.' Under SEC Rule 12b-2 under the Securities Act of 1933, as amended (the 'Securities Act'), the Company also qualifies as a 'shell company,' because it has no or nominal assets (other than cash) and no or nominal operations. Many states have enacted statutes, rules and regulations limiting the sale of securities of 'blank check' companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in our securities, either debt or equity, until we have successfully concluded a business combination. The Company intends to comply with the periodic reporting requirements of the Exchange Act for so long as we are subject to those requirements.

The Company was organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly-held corporation. The Company's principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with an operating business. The Company will not restrict its potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire any type of business.

The analysis of new business opportunities has and will be undertaken by or under the supervision of the officers and directors of the Registrant. The Registrant has unrestricted flexibility in seeking, analyzing and participating in potential business opportunities. In its efforts to analyze potential acquisition targets, the Registrant will consider the following kinds of factors:

a) Potential for growth, indicated by new technology, anticipated market expansion or new products;

b) Competitive position as compared to other firms of similar size and experience within the industry segment as well as within the industry as a whole;


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

c) Strength and diversity of management, either in place or scheduled for recruitment;

d) Capital requirements and anticipated availability of required funds, to be provided by the Registrant or from operations, through the sale of additional securities, through joint ventures or similar arrangements or from other sources;

e) The cost of participation by the Registrant as compared to the perceived tangible and intangible values and potentials;

f)    The extent to which the business opportunity can be advanced;

g) The accessibility of required management expertise, personnel, raw materials, services, professional assistance and other required items; and

h)    Other relevant factors.

In applying the foregoing criteria, no one of which will be controlling, management will attempt to analyze all factors and circumstances and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries, and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Due to the Registrant's limited capital available for investigation, the Registrant may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

Form of Acquisition

The manner in which the Registrant participates in an opportunity will depend upon the nature of the opportunity, the respective needs and desires of the Registrant and the promoters of the opportunity, and the relative negotiating strength of the Registrant and such promoters.

It is likely that the Registrant will acquire its participation in a business opportunity through the issuance of common stock or other securities of the Registrant. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called 'tax free' reorganization under
Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the 'Code'), depends upon whether the owners of the acquired business own 80% or more of the voting stock of the surviving entity. If a transaction were structured to take advantage of these provisions rather than other 'tax free' provisions provided under the Code, all prior stockholders would in such circumstances retain 20% or less of the total issued and outstanding shares. Under other circumstances, depending upon the relative negotiating strength of the parties, prior stockholders may retain substantially less than 20% of the total issued and outstanding shares of the surviving entity. This could result in substantial additional dilution to the equity of those who were stockholders of the Registrant prior to such reorganization.


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

The present stockholders of the Registrant will likely not have control of a majority of the voting shares of the Registrant following a reorganization transaction. As part of such a transaction, all or a majority of the Registrant's directors may resign and new directors may be appointed without any vote by stockholders.

In the case of an acquisition, the transaction may be accomplished upon the sole determination of management without any vote or approval by stockholders. In the case of a statutory merger or consolidation directly involving the Company, it will likely be necessary to call a stockholders' meeting and obtain the approval of the holders of a majority of the outstanding shares. The necessity to obtain such stockholder approval may result in delay and additional expense in the consummation of any proposed transaction and will also give rise to certain appraisal rights to dissenting stockholders. Most likely, management will seek to structure any such transaction so as not to require stockholder approval.

It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial cost for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss to the Registrant of the related costs incurred.

We presently have no employees apart from our management. Our sole officer and director are engaged in outside business activities and they will devote to our business very limited time until the acquisition of a successful business opportunity has been identified. We expect no significant changes in the number of our employees other than such changes, if any, incident to a business combination.

Reports to Security Holders

a) The Company is not required to deliver an annual report to security holders and at this time does not anticipate the distribution of such a report.

b) The Company will file reports with the SEC. The Company will be a reporting company and will comply with the requirements of the Exchange Act.

c) The public may read and copy any materials the Company files with the SEC in the SEC's Public Reference Section, Room 1580. 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Section by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov.


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

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

The Company was organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation. Our principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with an operating business. The Company will not restrict our potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire any type of business.

The Company does not currently engage in any business activities that provide cash flow. The costs of investigating and analyzing business combinations for the next 12 months and beyond such time will be paid with money in our treasury, and/or through borrowings from our stockholders, management or other investors.

During the next 12 months we anticipate incurring costs related to:

a)    filing of Exchange Act reports, and
b)    costs relating to consummating an acquisition.

We believe we will be able to meet these costs through use of funds in our treasury, through deferral of fees by certain service providers and additional amounts, as necessary, to be loaned to or invested in us by our stockholders, management or other investors.

The Company may consider a business which has recently commenced operations, is a developing company in need of additional funds for expansion into new products or markets, is seeking to develop a new product or service, or is an established business which may be experiencing financial or operating difficulties and is in need of additional capital. In the alternative, a business combination may involve the acquisition of, or merger with, a company which does not need substantial additional capital, but which desires to establish a public trading market for its shares, while avoiding, among other things, the time delays, significant expense, and loss of voting control which may occur in a public offering.

Our sole officer and director have not had any preliminary contact or discussions with any representative of any other entity regarding a business combination with us. Any target business that is selected may be a financially unstable company or an entity in its early stages of development or growth, including entities without established records of sales or earnings. In that event, we will be subject to numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. In addition, we may effect a business combination with an entity in an industry characterized by a high level of risk, and, although our management will endeavor to evaluate the risks inherent in a particular target business, there can be no assurance that we will properly ascertain or assess all significant risks.

Our management anticipates that it will likely be able to effect only one business combination, due primarily to our limited financing, and the dilution of interest for present and prospective stockholders, which is likely to occur as a result of our management's plan to offer a controlling interest to a target business in order to achieve a tax-free reorganization. This lack of diversification should be considered a substantial risk in investing in us, because it will not permit us to offset potential losses from one venture against gains from another.


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

The Company anticipates that the selection of a business combination will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries and shortages of available capital, our management believes that there are numerous firms seeking even the limited additional capital that we will have and/or the perceived benefits of becoming a publicly traded corporation. Such perceived benefits of becoming a publicly traded corporation include, among other things, facilitating or improving the terms on which additional equity financing may be obtained, providing liquidity for the principals of and investors in a business, creating a means for providing incentive stock options or similar benefits to key employees, and offering greater flexibility in structuring acquisitions, joint ventures and the like through the issuance of stock. Potentially available business combinations may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

Continuing Operational Expenses for the Interim Period ended November 25, 2007

Because we currently do not have any business operations, we have not had any revenues during the interim period ended November 25, 2007. Total expenses for the interim period ended November 25, 2007 were $300. These expenses constituted incorporation and auditing fees.

Liquidity and Capital Resources

The Company does not have any revenues from any operations absent a merger or other combination with an operating company and no assurance can be given that such a merger or other combination will occur or that the Company can engage in any public or private sales of the Company's equity or debt securities to raise working capital. The Company is dependent upon future loans from its present stockholders or management and there can be no assurances that its present stockholders or management will make any loans to the Company. During November 2007, $300 of cash was received in connection with subscriptions for the Company's Common Stock. At November 25, 2007, the Company had cash of $0 and working capital of $0.

Commitments

We do not have any commitments which are required to be disclosed in tabular form as of November 25, 2007.


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

RISK FACTORS

An investment in the Company is highly speculative in nature and involves an extremely high degree of risk.

There may be conflicts of interest between our management and our non-management stockholders.

      Conflicts of interest create the risk that management may have an incentive to act adversely to the interests of other investors. A conflict of interest may arise between our management's personal pecuniary interest and its duties to the Company. Further, our management's own pecuniary interest may at some point compromise its duties to the Company. In addition, our sole director and officer, Shawn Pecore, is currently involved with other blank check companies and conflicts in the pursuit of business combinations with such other blank check companies with which he is our majority stockholder, and may in the future be, affiliated with may arise. If we and the other blank check companies that our sole officer and director are affiliated with desire to take advantage of the same opportunity, then those officers and director that are affiliated with both companies would abstain from voting upon the opportunity. We cannot assure you that conflicts of interest among us will not develop.

Our business is difficult to evaluate because we have no operating history.

      As the Company has no operating history or revenue and only minimal assets, there is a risk that we will be unable to continue as a going concern and consummate a business combination. The Company has had no recent operating history nor any revenues or earnings from operations since inception. We have no significant assets or financial resources. We will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in our incurring a net operating loss that will increase continuously until we can consummate a business combination with a profitable business opportunity. We cannot assure you that we can identify a suitable business opportunity and consummate a business combination.

There is competition for those private companies suitable for a merger transaction of the type contemplated by management.

      The Company is in a highly competitive market for a small number of business opportunities which could reduce the likelihood of consummating a successful business combination. We are and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and public entities. A large number of established and well-financed entities, including small public companies and venture capital firms, are active in mergers and acquisitions of companies that may be desirable target candidates for us. Nearly all these entities have significantly greater financial resources, technical expertise and managerial capabilities than we do; consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. These competitive factors may reduce the likelihood of our identifying and consummating a successful business combination.

Future success is highly dependent on the ability of management to locate and attract a suitable acquisition.

      The nature of our operations is highly speculative and there is a consequent risk of loss of your investment. The success of our plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combination(s) with entities having established operating histories, we cannot assure you that we will be successful in locating candidates meeting that criterion. In the event we complete a business combination, the success of our operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond our control.

The Company has no existing agreement for a business combination or other transaction.

      We have no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity. No assurances can be given that we will successfully identify and evaluate suitable business opportunities or that we will conclude a business combination. Management has not identified any particular industry or specific business within an industry for evaluation. We cannot guarantee that we will be able to negotiate a business combination on favorable terms, and there is consequently a risk that funds allocated to the purchase of our shares will not be invested in a company with active business operations.

Management intends to devote only a limited amount of time to seeking a target company which may adversely impact our ability to identify a suitable acquisition candidate.

      While seeking a business combination, management anticipates devoting no more than a few hours per week to the Company's affairs in total. Our sole officer has not entered into a written employment agreement with us and is not expected to do so in the foreseeable future. This limited commitment may adversely impact our ability to identify and consummate a successful business combination.

The time and cost of preparing a private company to become a public reporting company may preclude us from entering into a merger or acquisition with the most attractive private companies.

      Target companies that fail to comply with SEC reporting requirements may delay or preclude acquisition. Sections 13 and 15(d) of the Exchange Act require reporting companies to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare these statements may significantly delay or essentially preclude consummation of an acquisition. Otherwise suitable acquisition prospects that do not have or are unable to obtain the required audited statements may be inappropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.


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

The Company may be subject to further government regulation which would adversely affect our operations.

      Although we will be subject to the reporting requirements under the Exchange Act, management believes we will not be subject to regulation under the Investment Company Act of 1940, as amended (the 'Investment Company Act'), since we will not be engaged in the business of investing or trading in securities. If we engage in business combinations which result in our holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act. If so, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs.

Any potential acquisition or merger with a foreign company may subject us to additional risks.

      If we enter into a business combination with a foreign company, we will be subject to risks inherent in business operations outside of the United States. These risks include, for example, currency fluctuations, regulatory problems, punitive tariffs, unstable local tax policies, trade embargoes, risks related to shipment of raw materials and finished goods across national borders and cultural and language differences. Foreign economies may differ favorably or unfavorably from the United States economy in growth of gross national product, rate of inflation, market development, rate of savings, and capital investment, resource self-sufficiency and balance of payments positions, and in other respects.

There is currently no trading market for our common stock.

      Outstanding shares of our common stock cannot be offered, sold, pledged or otherwise transferred unless subsequently registered pursuant to, or exempt from registration under, the Securities Act and any other applicable federal or state securities laws or regulations. These restrictions will limit the ability of our stockholders to liquidate their investment.

The Company may be subject to certain tax consequences in our business, which may increase our cost of doing business.

      We may not be able to structure our acquisition to result in tax-free treatment for the companies or their stockholders, which could deter third parties from entering into certain business combinations with us or result in being taxed on consideration received in a transaction. Currently, a transaction may be structured so as to result in tax-free treatment to both companies, as prescribed by various federal and state tax provisions. We intend to structure any business combination so as to minimize the federal and state tax consequences to both us and the target entity; however, we cannot guarantee that the business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes that may have an adverse effect on both parties to the transaction.


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

Our business will have no revenues unless and until we merge with or acquire an operating business.

      We are a development stage company and have had no revenues from operations. We may not realize any revenues unless and until we successfully merge with or acquire an operating business.

The Company intends to issue more shares in a merger or acquisition, which will result in substantial dilution.

      Our Certificate of Incorporation authorizes the issuance of a maximum of 70,000,000 shares of common stock and a maximum of 30,000,000 shares of preferred stock. Any merger or acquisition effected by us may result in the issuance of additional securities without stockholder approval and may result in substantial dilution in the percentage of our common stock held by our then existing stockholders. Moreover, the common stock issued in any such merger or acquisition transaction may be valued on an arbitrary or non-arm's-length basis by our management, resulting in an additional reduction in the percentage of common stock held by our then existing stockholders. Our Board of Directors has the power to issue any or all of such authorized but unissued shares without stockholder approval. To the extent that additional shares of common stock or preferred stock are issued in connection with a business combination or otherwise, dilution to the interests of our stockholders will occur and the rights of the holders of common stock might be materially and adversely affected.

The Company has conducted no market research or identification of business opportunities, which may affect our ability to identify a business to merge with or acquire.

      The Company has neither conducted nor have others made available to us results of market research concerning prospective business opportunities. Therefore, we have no assurances that market demand exists for a merger or acquisition as contemplated by us. Our management has not identified any specific business combination or other transactions for formal evaluation by us, such that it may be expected that any such target business or transaction will present such a level of risk that conventional private or public offerings of securities or conventional bank financing will not be available. There is no assurance that we will be able to acquire a business opportunity on terms favorable to us. Decisions as to which business opportunity to participate in will be unilaterally made by our management, which may act without the consent, vote or approval of our stockholders.

Because we may seek to complete a business combination through a 'reverse merger', following such a transaction we may not be able to attract the attention of major brokerage firms.

      Additional risks may exist since we will assist a privately held business to become public through a 'reverse merger.' Securities analysts of major brokerage firms may not provide coverage of our Company since there is no incentive to brokerage firms to recommend the purchase of our common stock. No assurance can be given that brokerage firms will want to conduct any secondary offerings on behalf of our post-merger company in the future.


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

We cannot assure you that following a business combination with an operating business, our common stock will be listed on NASDAQ or any other securities exchange.

      Following a business combination, we may seek the listing of our common stock on NASDAQ or the American Stock Exchange. However, we cannot assure you that following such a transaction, we will be able to meet the initial listing standards of either of those or any other stock exchange, or that we will be able to maintain a listing of our common stock on either of those or any other stock exchange. After completing a business combination, until our common stock is listed on the NASDAQ or another stock exchange, we expect that our common stock would be eligible to trade on the OTC Bulletin Board, another over-the-counter quotation system, or on the 'pink sheets,' where our stockholders may find it more difficult to dispose of shares or obtain accurate quotations as to the market value of our common stock. In addition, we would be subject to an SEC rule that, if it failed to meet the criteria set forth in such rule, imposes various practice requirements on broker-dealers who sell securities governed by the rule to persons other than established customers and accredited investors. Consequently, such rule may deter broker-dealers from recommending or selling our common stock, which may further affect its liquidity. This would also make it more difficult for us to raise additional capital following a business combination.

There is no public market for our common stock, nor have we ever paid dividends on our common stock.

      There is no public trading market for our common stock and none is expected to develop in the foreseeable future unless and until the Company completes a business combination with an operating business and such business files a registration statement under the Securities Act. Additionally, we have never paid dividends on our common stock and do not presently intend to pay any dividends in the foreseeable future. We anticipate that any funds available for payment of dividends will be re-invested into the Company to further its business strategy.

Authorization of preferred stock.

      Our Certificate of Incorporation authorizes the issuance of up to 30,000,000 shares of preferred stock with designations, rights and preferences determined from time to time by its Board of Directors. Accordingly, our Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights which could adversely affect the voting power or other rights of the holders of the common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Although we have no present intention to issue any shares of its authorized preferred stock, there can be no assurance that the Company will not do so in the future.

This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.

      These forward-looking statements are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this prospectus, the words 'estimate,' 'project,' 'believe,' 'anticipate,' 'intend,' 'expect' and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that may cause our actual results to differ materially from those contemplated in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.


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ITEM 3. DESCRIPTION OF PROPERTY.

The Company neither rents nor owns any property. The Company utilizes the office space and equipment of Shawn Pecore, sole officer and director, at no cost on a month to month basis.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth, as of November 25, 2007, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5% or more of the outstanding Common Stock of the Company.

                                    Amount and Nature of
Name and Address                    Beneficial Ownership   Percentage of Class
----------------                    --------------------   -------------------
Shawn Pecore
Suite 506, 2255 Queen Street East
Toronto, ON                               5,750,000              95.83%

All Officers and Directors as a
    group (1 individuals)                 5,750,000              95.83%


ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Our officers and directors and additional information concerning them are as follows:

Name                         Age                   Position
----                         ---                   --------
Shawn Pecore                 40                    Sole Officer and Director

Shawn Pecore, Sole Officer and Director

Mr. Shawn Pecore is currently the CEO and Principal of First Summit Capital Inc. which provides consulting services for small-cap businesses. He brings twenty years of diversified financial and geo-science engineering experience. During the last twelve years he has been involved with corporate merger & acquisitions, corporate and financial planning for various clients. Mr. Pecore holds an Honours B.Sc. from University of Waterloo. Since the Company's inception, Mr. Pecore has been serving as the Company's sole officer and director.


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

Shawn Pecore is also sole officer, sole director, and controlling shareholder of four other Wyoming corporations that intend to file a Form 10SB with the United States Securities and Exchange Commission. The other four Wyoming Corporations that Shawn Pecore is an officer and director is Hillholm Acquisition, Inc., Petman Acquisition, Inc., Ashwood Acquisition, Inc., and Pendrith Acquisition, Inc..

The term of office of each director expires at our annual meeting of stockholders or until their successors are duly elected and qualified.

B.    Significant Employees. None.

C.    Family Relationships. None.

D. Involvement in Certain Legal Proceedings. There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past five years.

E. The Board of Directors acts as the Audit Committee and the Board has no separate committees. The Company has no qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert. The Company intends to continue to search for a qualified individual for hire.

Prior Blank Check Company Experience

As indicated below, members of the management also serve as officers and directors of:

---------------------------------------------------------------------------------------------------------------------
                      Filing Date
                      Registration                   SEC File      Pending Business
       Name            Statement        Status        Number         Combinations         Additional Information
---------------------------------------------------------------------------------------------------------------------
Hillholm              December 10,     Pending      0001420513     None.                Shawn Pecore is the sole
Acquisition, Inc.     2007                                                              Officer and Director of
                                                                                        Hillholm Acquisition, Inc.
---------------------------------------------------------------------------------------------------------------------
Petman                December 10,     Pending      0001420512     None.                Shawn Pecore is the sole
Acquisition, Inc.     2007                                                              Officer and Director of
                                                                                        Petman Acquisition, Inc.
---------------------------------------------------------------------------------------------------------------------
Ashwood               December 10,     Pending      0001420510     None.                Shawn Pecore is the sole
Acquisition, Inc.     2007                                                              Officer and Director of
                                                                                        Ashwood Acquisition, Inc.
---------------------------------------------------------------------------------------------------------------------
Pendrith              December 10,     Pending      0001420511     None.                Shawn Pecore is the sole
Acquisition, Inc.     2007                                                              Officer and Director of
                                                                                        Pendrith Acquisition, Inc.
---------------------------------------------------------------------------------------------------------------------
Kempsell              December 10,     Pending      0001420509     None.                Shawn Pecore is the sole
Acquisition, Inc.     2007                                                              Officer and Director of
                                                                                        Kempsell Acquisition, Inc.
---------------------------------------------------------------------------------------------------------------------
Fiorano, Inc.         October 9, 2003  Form 15      0001265846     None.                Mr. Pecore is sole officer
                                       filed on                                         and director of Fiorano, Inc.
                                       August 10,
                                       2007
---------------------------------------------------------------------------------------------------------------------

ITEM 6. EXECUTIVE COMPENSATION.

None of the Company's officers or directors has received any cash remuneration since inception. Officers will not receive any remuneration upon completion of the offering until the consummation of an acquisition. No remuneration of any nature has been paid for or on account of services rendered by a director in such capacity. None of the officers and directors intends to devote more than a few hours a week to our affairs.

It is possible that, after the Company successfully consummates a business combination with an unaffiliated entity, that entity may desire to employ or retain one or a number of members of our management for the purposes of providing services to the surviving entity. However, the Company has adopted a policy whereby the offer of any post-transaction employment to members of management will not be a consideration in our decision whether to undertake any proposed transaction.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

There are no understandings or agreements regarding compensation our management will receive after a business combination that is required to be included in this table, or otherwise.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The Company utilizes the office space and equipment of its sole officer and director at no cost. Management estimated such amounts to be immaterial.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

Neither of the directors of the Company would be deemed independent under the independence standards applicable to the Company. The Company does not have a separately designated audit, nominating or compensation committee or committee performing similar functions.

ITEM 8. DESCRIPTION OF SECURITIES.

Common and Preferred Stock

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 100,000,000 shares of capital stock, of which 70,000,000 are shares of common stock, no par value per share (the "Common Stock") and 30,000,000 are shares of preferred stock, no par value per share (the "Preferred Stock"). As of November 25, 2007, 6,000,000 shares of Common Stock were issued and outstanding.

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 10-SB.

Debt Securities

None.

Other Securities To Be Registered

None.


PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

a) Market Information. The Company's Common Stock is not trading on any stock exchange. The Company is not aware of any market activity in its stock since its inception and through the date of this filing.

b) Holders. As of November 25, 2007, there were two record holders of 6,000,000 shares of the Company's Common Stock.

c) Dividends. The Registrant has not paid any cash dividends to date and does not anticipate or contemplate paying dividends in the foreseeable future. It is the present intention of management to utilize all available funds for the development of the Registrant's business.

ITEM 2. LEGAL PROCEEDINGS.

Presently, there are not any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and the Registrant does not know nor is it aware of any legal proceedings threatened or contemplated against it.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

There are not and have not been any disagreements between the Registrant and its accountants on any matter of accounting principles, practices or financial statement disclosure.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

On November 21, 2007, the Registrant issued 5,750,000 shares of Common Stock to Shawn Pecore for cash consideration of $287.50 and 250,000 shares of Common Stock to another accredited investor for cash consideration of $12.50, for an aggregate investment of $300. The Registrant sold these shares of Common Stock under the exemption from registration provided by Section 4(2) of the Securities Act.

No securities have been issued for services. Neither the Registrant nor any person acting on its behalf offered or sold the securities by means of any form of general solicitation or general advertising. No services were performed by any purchaser as consideration for the shares issued.

All purchasers represented in writing that they acquired the securities for their own accounts. A legend was placed on the stock certificates stating that the securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration or an exemption therefrom, but may not be sold pursuant to the exemptions provided by Section 4(1) of the Securities Act or Rule 144 under the Securities Act, in accordance with the letter from Richard K. Wulff, Chief of the Office of Small Business Policy of the Securities and Exchange Commission's Division of Corporation Finance, to Ken Worm of NASD Regulation, Inc., dated January 21, 2000.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Wyoming General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, a vote of stockholders or disinterested directors or otherwise.

The Company's Certificate of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by Section 145 of the Wyoming General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

The Wyoming General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

o any breach of the director's duty of loyalty to the corporation or its stockholders;

o acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

o payments of unlawful dividends or unlawful stock repurchases or redemptions; or

o any transaction from which the director derived an improper personal benefit.

The Company's Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

PART F/S

                           KEMPSELL ACQUISITION, INC.
                          (A Development Stage Company)

                              Financial Statements

                For the Period from Inception (November 19, 2007)
                              to November 25, 2007

                           KEMPSELL ACQUISITION, INC.
                          (A Development Stage Company)

                                      INDEX

                For the Period from Inception (November 19, 2007)
                              to November 25, 2007


                                                                            PAGE


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                      F-1


FINANCIAL STATEMENTS

         Balance Sheet - Statement I                                         F-2

         Statement of Operations - Statement II                              F-3

         Statement of Stockholders' Equity - Statement III                   F-4

         Statement of Cash Flows - Statement IV                              F-5


NOTES TO FINANCIAL STATEMENTS                                          F-6 - F-9

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors and
Stockholders of Kempsell Acquisition, Inc.
(A Development Stage Company)

We have audited the accompanying balance sheet of Kempsell Acquisition, Inc. (a development stage company) as at November 25, 2007, and the related statements of operations, stockholders' equity and cash flows for the period from inception (November 19, 2007) to November 25, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at November 25, 2007, and the results of its operations and its cash flows for the period from inception (November 19, 2007) to November 25, 2007, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has a working capital deficiency and an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Danziger Hochman Partners LLP


Danziger Hochman Partners LLP
Toronto, Canada
November 28, 2007

KEMPSELL ACQUISITION, INC.                                           Statement I
(A Development Stage Company)
Balance Sheet
As at November 25, 2007
================================================================================
                                                                        Nov. 25
                                                                        2007
--------------------------------------------------------------------------------
ASSETS

    CURRENT
        Cash                                                              $  --
--------------------------------------------------------------------------------

                                                                          $  --
================================================================================


LIABILITIES AND STOCKHOLDERS' DEFICIENCY
    CURRENT
        Accrued expenses                                                  $  --
--------------------------------------------------------------------------------


    STOCKHOLDERS' EQUITY
        Preferred stock - no par value;
            30,000,000 shares authorized; none issued or outstanding         --
        Common stock - no par value;
            70,000,000 shares authorized; 6,000,000 issued and
            Outstanding                                                     300
        Additional paid-in capital                                           --
        (Deficit) accumulated during development stage                     (300)
--------------------------------------------------------------------------------

                                                                             --
--------------------------------------------------------------------------------

                                                                          $  --
================================================================================

(Going Concern - note 3)

KEMPSELL ACQUISITION, INC.                                          Statement II
(A Development Stage Company)
Statement of Operations
For the Period from Inception (November 19, 2007)
to November 25, 2007
================================================================================
                                                                    Period
                                                                from Inception
                                                                 (November 19,
                                                                     2007)
                                                                      To
                                                                  November 25,
                                                                     2007
--------------------------------------------------------------------------------

REVENUE                                                             $    --

GENERAL AND ADMINISTRATIVE EXPENSES                                     300
--------------------------------------------------------------------------------

NET LOSS FOR THE PERIOD                                                (300)
================================================================================

ACCUMULATED DEFICIT, BEGINNING BALANCE                                   --
================================================================================

ACCUMULATED DEFICIT, ENDING BALANCE                                 $  (300)
================================================================================


EARNINGS PER SHARE

    Net loss per share                                       (Less than .01)

    Weighted average number of common shares outstanding          6,000,000
================================================================================

KEMPSELL ACQUISITION, INC.                                                                    STATEMENT III
(A Development Stage Company)
Statement of Stockholders' Equity
For the Period from Inception (November 19, 2007)
to November 25, 2007
============================================================================================================

                                                                   Additional
                                               Common Stock          Paid-In        Accumulated
                                            Shares       Amount      Capital          Deficit       Total
============================================================================================================

Balance, inception (November 19, 2007)           --      $  --         $  --           $  --        $  --

Stock issued as compensation for
    reimbursement of incorporation
   expenses on November 21,
   2007 at no par value per share         6,000,000        300            --              --          300

Net loss                                         --         --                          (300)        (300)
------------------------------------------------------------------------------------------------------------

Balance, November 25, 2007                6,000,000       $300         $  --           $(300)       $  --
============================================================================================================

KEMPSELL ACQUISITION, INC.                                          Statement IV
(A Development Stage Company)
Statement of Cash Flows
For the Period from Inception (November 19, 2007)
to November 25, 2007
================================================================================
                                                                   Period
                                                               from Inception
                                                             (November 19, 2007)
                                                                     To
                                                              November 25, 2007
--------------------------------------------------------------------------------


CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income (loss)                                              $(300)
    Stock issued as compensation                                     300
--------------------------------------------------------------------------------

NET CASH PROVIDED BY OPERATIONS                                       --
--------------------------------------------------------------------------------

CASH BALANCE, END OF PERIOD                                        $  --
================================================================================

KEMPSELL ACQUISITION, INC.
(A Development Stage Company)
Notes to the Financial Statements
November 25, 2007
================================================================================

1.    THE COMPANY

      Kempsell Acquisition, Inc. ("the Company"), a company incorporated in the State of Wyoming on November 19, 2007, plans to locate and negotiate with a business entity ("the target company") for the combination of that target company with the Company. The combination is expected to take the form of a merger, stock-for-stock exchange or stock-for-assets exchange. In most instances, the target company will wish to structure the business combination to be within the definition of a tax-free reorganization under
      Section 351 or Section 368 of the Internal Revenue Code of 1986, as amended. No assurances can be given that The Company will be successful in locating or negotiating with any target company.

      The Company has been formed to provide a method for a foreign or domestic private company to become a reporting ("public") company whose securities are qualified for trading in the United States secondary market.

2.    SIGNIFICANT ACCOUNTING POLICIES

      The Company's accounting policies conform to United States generally accepted accounting principles and have been consistently applied in the preparation of financial statements.

      Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

      Revenue Recognition

      The Company recognizes revenue when earned in accordance with SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements."

      Comprehensive Income

      Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income," establishes standards for reporting and displaying of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company does not have any items of comprehensive income in the period presented.

KEMPSELL ACQUISITION, INC.
(A Development Stage Company)
Notes to the Financial Statements
November 25, 2007
================================================================================

2.    SIGNIFICANT ACCOUNTING POLICIES (continued)

      Net Loss Per Share

      The Company has adopted Statement of Financial Accounting Standard No. 128, "Earnings per Share," specifying the computation, presentation and disclosure requirements of earnings per share information. Basic earnings per share have been calculated based upon the weighted average number of common shares outstanding.

      Advertising

      The Company follows a policy of charging the costs of advertising to expenses incurred. The Company incurred advertising expenses of $Nil during the period ended November 25, 2007.

      Income Taxes

      The Company utilizes the asset and liability method to measure and record deferred income tax assets and liabilities. Deferred tax assets and liabilities reflect the future income tax effects of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates that apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

      Recent Accounting Pronouncements

      In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on a tax return. Under FIN 48, the financial statements will reflect expected future tax consequences of such positions presuming the taxing authorities' full knowledge of the position and all relevant facts, but without considering time values. FIN 48 requires companies to accrue interest on the difference between the tax position recognized on FIN 48 and the amount previously taken or expected to be taken in a company's tax return. Adoption of FIN 48 did not have a material effect on the financial statements.

KEMPSELL ACQUISITION, INC.
(A Development Stage Company)
Notes to the Financial Statements
November 25, 2007
================================================================================

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      Recent Accounting Pronouncements

      In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 addresses the measurement of fair value by companies when they are required to use a fair value measure for recognition or disclosure purposes under GAAP. SFAS 157 provides a common definition of fair value to be used throughout GAAP, which is intended to make the measurement of fair value more consistent and comparable and improve disclosures about those measures. SFAS 157 clarifies the principal that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS 157 will be effective for the Company at the beginning of its third quarter of fiscal 2008. The Company is currently in the process of evaluating the impact of this guidance on its financial statements and results of operations.

      In September 2006, the FASB issued SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - An Amendment of FASB Statements No. 87, 88, 106, and 132R ("SFAS 158"). SFAS 158 requires a Company to: (i) recognize in its statement of financial position an asset for a plan's over funded status or a liability for a plan's under funded status; (ii) measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year (with limited exceptions); and (iii) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Those changes will be reported in other comprehensive income. SFAS 158 will be effective for the Company at the beginning of fiscal year 2008. Management does not expect adoption of this standard to have a material effect on future financial statements.

      In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115 ("SFAS 159"). SFAS 159 permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates. Upon adoption, an entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Most of the provisions apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available for sale and trading securities. SFAS 159 will be effective for the Company at the beginning of fiscal year 2008. The Company is in the process of evaluating the impact of this guidance on its financial statements and results of operations.

KEMPSELL ACQUISITION, INC.
(A Development Stage Company)
Notes to the Financial Statements
November 25, 2007
================================================================================

3.    GOING CONCERN

      The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements, during the period ended November 25, 2007 the Company incurred a loss of $300. In addition, the Company has an accumulated deficit of the same amount. It is the intention of the Company's stockholders to fund capital shortfalls for the foreseeable future.

      As discussed in note 1, it is management's intention to secure a business combination with the goal of listing the combined entity in the United States secondary market. Management is devoting substantially all of its efforts to becoming a public entity so that capital financing may be achieved. The accompanying statements do not include any adjustments that might result should the Company be unable to continue as a going concern. There can be no assurance the Company will be successful in its effort to secure additional equity financing.


4.    RELATED PARTY TRANSACTION

      The Company issued 6,000,000 common shares to stockholders as reimbursement of incorporation expenses.

PART III

ITEM 1. INDEX TO EXHIBITS.

Exhibit      Number Description
-------      ------------------

3.1          Certificate of Incorporation

3.2          By-Laws

SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Kempsell Acquisition, Inc.

By: /s/ Shawn Pecore
----------------------------------------------
Shawn Pecore
Title: President


Dated: December 10, 2007